

Mailstop 3233

July 12, 2016

VIA E-MAIL
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
P.O. Box 762
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario, Canada M5J 2T3

>   Re: **Brookfield Asset Management, Inc.**
>   **Form 40-F for the year ended December 31, 2015**
>   **Filed March 31, 2016**
>   **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your June 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2016 letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2015

Financial Profile, page 28

1.   We have considered your response to comment 1. You indicate that your assumptions are adjusted to reflect factors specific to the underlying asset and the geography where it is located. In addition, we note your disclosures categorize these assumptions as Level 3 unobservable inputs. As a result, it appears that the inputs used to value the Company's investment properties and property, plant and equipment contain inherent uncertainty, as they are subject to managerial assumptions. Please revise future filings to provide a

sensitivity analysis of those assumptions based on reasonably likely changes. Within your response, please provide an example of your proposed disclosure.

Note 11. Investment Properties and Note 12. Property, Plant and Equipment, pages 122-132

2.   We have considered your response to comment 1.   Your response appears to imply that sensitivity has a nominal impact because of the mitigation resulting from the interrelationships among the various inputs and assumptions.   Please revise financial statement footnote disclosures in future periodic filings to provide a description of those interrelationships and of how they might magnify or mitigate the effect of changes in the unobservable inputs utilized in your fair value measurement.   Reference is made to paragraph 93(h)(i) of IFRS 13. Please provide an example of your proposed disclosure.

      You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities